EXHIBIT 1

SANDELL SENDS LETTER TO VIAVI SOLUTIONS INC.

Seeks Strategic Review to Maximize Value of Company’s Net Operating Losses (NOLs) and Reverse History of Poor Governance and Performance

Sees Value of Over $10 per Share in Sale of Company; Transition to Platform Company may Deliver Over $12 per Share of Value

Sandell Prepared to Nominate Slate of Director Candidates for 2015 Annual Meeting

New York (September 1, 2015) - Sandell Asset Management Corp. and its affiliates (“Sandell”), the beneficial owner of approximately 12.0 million shares, or 5.1%[1], of Viavi Solutions Inc. (“Viavi” or the “Company”, and formerly JDS Uniphase Corporation) (NASDAQ:VIAV), today sent a letter to the Company’s Board of Directors (the “Board”).

In the letter, Sandell outlines a number of actions it believes the Company must undertake in order to enhance value and reverse the poor governance and performance that has plagued its shareholders. These actions include:

  Refreshing and materially enhancing the quality of Viavi’s Board of Directors;
  Conducting a thorough review of strategic alternatives;
  Retaining an independent financial advisor and operational consulting firm; and
  Identifying a new management team with the experience necessary to maximize the value of the Company’s deferred tax assets, which include its $4 billion to $4.5 billion of federal net operating losses (NOLs).

Sandell believes that such a strategic review should include the exploration of alternatives for the NSE and OSP business as well as Viavi as a whole. Sandell believes that shareholders could receive over $10 per share in value if Viavi was sold in its entirely, while a value in excess of $12 per share could be realized if the Company were to transition itself into a tax-advantaged “platform company.” Examples of publicly-traded “platform companies” or acquisition vehicles include Jarden Corporation (NYSE:JAH), Platform Specialty Products Corporation (NYSE:PAH), and Nomad Foods Limited (LSE:NHL), and the Company should seek to identify a CEO with the background needed to reposition Viavi as such a company.

___________________________

[1] Including beneficial ownership of shares underlying options and including certain affiliates not participating in any solicitation with respect to the Company.

Sandell has identified a number of outstanding, potential Board members and is prepared to nominate a competing slate of Director candidates for the Company’s 2015 Annual Meeting - though it would be Sandell’s preference to reach an amicable resolution that would avoid the need for a contentious proxy battle. Sandell had engaged in good faith dialogue with Viavi in the very recent past but was not able to enter into a settlement agreement due to certain conditions that the Company sought to impose. Sandell believes that the nomination window to submit candidates for the Board of Directors of Viavi opens on September 6.

The text of the letter is as follows:

September 1, 2015

The Board of Directors

Viavi Solutions Inc.

430 North McCarthy Boulevard

Milpitas, CA 95035

Attention: Richard E. Belluzzo, Chairman and Interim CEO

c/o Kevin Siebert, Secretary

Dear Rick:

As you know, Sandell Asset Management Corp. (“Sandell”) is a significant shareholder of Viavi Solutions Inc. (“Viavi” or the “Company”, and formerly JDS Uniphase Corporation), with current beneficial ownership of approximately 12.0 million shares, or 5.1%(1), of the Company. While we appreciate the previous dialogue that my colleague Richard Mansouri and I have had with you and other Company representatives over the last few months, as well as the diligent, good faith efforts that we had put into recent settlement discussions, our firm could not in good conscience enter into a settlement agreement with Viavi unless such agreement provided for meaningful, comprehensive change at the Company. This was particularly important given the Company’s history of what we believe to be troubling governance practices, poor operating results, and truly abhorrent stock price performance. Furthermore, certain conditions that you sought to impose upon us were far from standard and in fact highly offensive.

Along with the recent release of Viavi’s Fiscal Fourth Quarter and Year End 2015 results, we learned that CEO Thomas Waechter is leaving the Company. While we harbor no personal animosity toward Mr. Waechter, we view this development as a unique opportunity for the Company to finally take the steps necessary to deliver value to its long-suffering shareholders. It is in fact noteworthy that in our settlement discussions, Viavi had insisted that Mr. Waechter maintain his role of CEO. We fear that the exit of Mr. Waechter, as well as the Company’s apparent newly-found desire to add two new directors, reflects an insufficient attempt at meaningful change.

From our settlement discussions, you should be aware that we have identified a number of truly outstanding candidates for the Board of Directors. Furthermore, we have made it very clear that the ultimate composition of the Board is but one component of what must be a sweeping improvement in the overall governance and management of the Company, which would include a thorough re-evaluation of the Company’s strategic alternatives, the retention of a new financial advisor and operational consulting firm, and the identification of a new management team capable of extracting value from the Company’s deferred tax assets relating to its multi-billion dollar balance of federal, state, and foreign net operating loss carryforwards (NOLs). It is this last point that merits further discussion, as we are astonished by the Company’s apparent failure to understand the potential value of such tax assets, notwithstanding very recent comments from CFO Rex Jackson that Viavi possesses between $4 billion to $4.5 billion of federal NOLs alone.

From a “big picture” perspective, the value ascribed to NOLs is related to the amount and timing of pre-tax income that such NOLs can shield from tax. To put it another way, the utilization and thus value of a company’s NOLs increases as the amount of pre-tax income generated by such company increases. Moreover, the faster this income is generated, the more quickly that these NOLs can be utilized and hence the higher the present value afforded to them. Until we made our thoughts regarding Viavi publicly known in October of 2014, there had been next to no mention of the potential value of the Company’s NOLs. Even now, as recently as the Company’s August 11 Fiscal Fourth Quarter conference call, the vague comments made by Viavi suggest that the Board has little idea how to maximize the value of these tax assets. As Chairman of the Board and interim CEO, you may recall that your exact comments on the conference call were, “I think we have more work to do on NOLs, clearly it’s a big number,” which does not exactly suggest a robust grasp of the topic nor an urgency to address it.

In our informed opinion, the method by which Viavi could generate maximum value from its vast balance of NOLs is to transition itself into what is known as a “platform company.” There are at least three publicly-traded platform companies, or acquisition vehicles, that have generated a wide following in the investment community, namely Jarden, Platform Specialty Products, and Nomad Foods, due in large part to the acumen demonstrated by their management teams and boards of directors, and we should note that none of these companies possessed any meaningful tax assets to speak of. We contrast this with Viavi, whose operational history, in our opinion, has been nothing short of disastrous. Its much-hyped attempt to transition to a software-centric business through the expensive and destructive build-out of its SE segment has cost hundreds of millions of dollars and has saddled the Company with significant and recurring operating losses. With the departure of Thomas Waechter, the Company now has the ability to conduct a far-reaching search in order to identify an executive with the background needed to reposition Viavi as a tax-advantaged platform company. In the interim, Viavi must retain an operational consulting firm such as Alvarez & Marsal in order to identify and eliminate the many excess costs that we believe are plaguing the Company.

Along with the need to identify a new CEO is the desperate need for the Company to conduct a dispassionate review of strategic alternatives. The Board appears to still cling to the belief that

Viavi should continue to be in the test and measurement business, notwithstanding the consolidation taking place in this space and what we believe to be the lack of operational competence demonstrated by the Company. At minimum, Viavi should explore the sale of the NSE segment to any of a number of other larger companies, such as Keysight Technologies, Inc. (KEYS), who we believe would be able to wring substantial savings out of such a business. In a similar manner, a strategic review of the Company’s highly-profitable OSP segment should be undertaken, as we do not believe that Viavi’s stock price reflects the potential value that a knowledgeable third party would ascribe to such a business. Moreover, the contribution of the OSP business to Viavi is being obscured by the poor performance of the NSE business and the inordinately high corporate overhead present at the Company. To conduct such a review, we believe the Company must hire a new and truly independent financial advisor, un-tainted by previous dealings with the Company, in order to conduct a comprehensive review of strategic alternatives for both the OSP and the NSE business as well as options for Viavi as a whole.

Despite all the concern for “value” that various Company representatives have professed, we fear that the Board has little understanding of what “value” means to the institutional community. Quite simply, the “value” of a publicly-traded company is measured by such company’s stock price, and by this metric we find that the Board has overseen a truly shocking erosion of value. By our approximate calculations, the value of Viavi may easily be between 85% and 122% higher than its existing share price, as is illustrated below:

($ in millions)		Multiple	Base Case ("Section 382" NOLs)	Multiple	Upside Case ("Platform" Value)
NSE (NE/SE)	$701.2 MM FY2015 Revenue	1.50	$1,051.8	1.50	$1,051.8
OSP	$74.9 MM FY2015 Operating Income	10.00	749.0	10.00	749.0
Add:
Cash and Investments (after $127.0MM contribution to LITE)			712.4		712.4
19.9% Lumentum Stake (8/28/15)	11.7 MM Shares of LITE @	$19.92	233.1	$19.92	233.1
Less:
Debt			(561.6)		(561.6)
Value of Viavi (ex-NOLs Value)			2,184.7		2,184.7
Value of NOLs *			228.4		715.5
Implied Equity Value of Viavi			$2,413.1		$2,900.2
Shares Outstanding			235.3		235.3
Implied per Share Value of Viavi (VIAV)			$10.25		$12.32
Current Viavi Stock Price (8/28/15)			$5.55		$5.55
% Increase/Decrease			84.8%		122.1%

 * In the “Section 382” case, the annual use of NOLs is limited to the long-term tax-exempt rate multiplied by the ex-NOL value of Viavi. In the “Platform” case, Viavi is assumed to make acquisitions for total consideration equal to the ex-NOL value of Viavi plus an equivalent amount of leverage at an acquisition price of 15x pre-tax income, financed 50/50 cash and debt, with annual NOL use equal to pre-tax income less 4.5% interest expense on incremental debt. Both cases discount 20 years of annual tax savings at an assumed 35% tax rate and a 7% discount rate.

We highlight the fact that we approximate the Company’s tax assets in two ways, the first being the most draconian method, which assumes that Viavi is sold in its entirety to another acquirer, in which case the Company’s NOLs would be subject to a Section 382 limitation. Even in this draconian scenario, we believe that shareholders could realize a value of $10.25, which is 85% higher than its current price. The other method assumes that the Company monetizes its underlying business segments and transitions to a tax-advantaged platform company in which Viavi utilizes these proceeds plus the Company’s existing cash and investments along with incremental leverage to pursue an acquisition or series of acquisitions of profitable businesses. We believe this alternative could yield a value of $12.32, which is 122% higher than the current price.

In order to take these critical and necessary steps to deliver enhanced value to the shareholders of Viavi, the Company must have a Board consisting of truly objective individuals with a deep knowledge of complex financial matters as well as a fulsome understanding of the public markets. Furthermore, we have no confidence whatsoever that the Company’s purported search for two new directors will result in the addition of members who will be able to offset the collective inertia that we believe pervades the existing Board.

As you are aware, the nomination window to submit candidates for the Board of Directors of Viavi opens on September 6 and we are prepared to submit a competing slate of Director candidates for the 2015 Annual Meeting. That said, it remains our preference to reach an amicable resolution that would avoid the need to embark upon a costly, distracting, and no doubt highly-contentious proxy battle. If you are willing to enter into good faith discussions with a view towards reaching a fair settlement agreement, we ask that your counsel contact Marc Weingarten of Schulte Roth & Zabel LLP at (212) 756-2000 as soon as possible.

Sincerely,

Thomas E. Sandell

Chief Executive Officer

cc: The Board of Directors

About Sandell Asset Management Corp.

Sandell Asset Management Corp. is a leading private, alternative asset management firm specializing in global corporate event-driven, multi-strategy investing with a strong focus on equity special situations and credit opportunities. Sandell Asset Management Corp. was founded in 1998 by Thomas E. Sandell and has offices in New York and London, including a global staff of investment professionals, traders and infrastructure specialists.

Contact:

Sandell Asset Management Corp.

Adam Hoffman, 212-603-5814

Okapi Partners LLC

Bruce Goldfarb, 212-297-0722 or Chuck Garske, 212-297-0724

Sloane & Company

Elliot Sloane, 212-446-1860 or Dan Zacchei, 212-446-1882

SANDELL ASSET MANAGEMENT CORP., THOMAS E. SANDELL AND CERTAIN OF THEIR AFFILIATES (COLLECTIVELY, THE “PARTICIPANTS”) INTEND TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF VIAVI SOLUTIONS INC. (THE “COMPANY”) IN CONNECTION WITH THE COMPANY’S 2015 ANNUAL MEETING OF STOCKHOLDERS. ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY THE PARTICIPANTS WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. WHEN COMPLETED, THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD WILL BE FURNISHED TO SOME OR ALL OF THE COMPANY’S STOCKHOLDERS AND WILL BE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/.

INFORMATION ABOUT THE PARTICIPANTS AND A DESCRIPTION OF THEIR DIRECT OR INDIRECT INTERESTS BY SECURITY HOLDINGS WILL BE CONTAINED IN AN EXHIBIT TO THE SCHEDULE 14A TO BE FILED BY SANDELL ASSET MANAGEMENT CORP. WITH THE SEC ON SEPTEMBER 1, 2015. THIS DOCUMENT CAN BE OBTAINED FREE OF CHARGE FROM THE SOURCES INDICATED ABOVE.

Cautionary Statement Regarding Opinions and Forward-Looking Statements

Certain information contained herein constitutes “forward-looking statements” with respect to Viavi Solutions Inc. ("Viavi" or the “Company”), which can be identified by the use of forward-looking terminology such as “may,” “will,” “seek,” “should,” "could," “expect,” “anticipate,” “project,” “estimate,” “intend,” “continue” or “believe” or the negatives thereof or other variations thereon or comparable terminology. Such statements are not guarantees of future performance or activities. Due to various risks, uncertainties and assumptions, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. The opinions of Sandell Asset Management Corp. ("SAMC") are for general informational purposes only and do not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person, and should not be taken as advice on the merits of any investment decision. This material does not recommend the purchase or sale of any security. SAMC reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. SAMC disclaims any obligation to update the information contained herein. SAMC and/or one or more of the investment funds it manages may purchase additional Viavi shares or sell all or a portion of their shares or trade in securities relating to such shares.